Exhibit 1

MIND CTI Reports Second Quarter 2015 Results

*AGM Resolutions Approved

Yoqneam, Israel, July 29, 2015 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its second quarter ended June 30, 2015.

The following will summarize our major achievements in the second quarter of 2015 as well as our business. Full financial results can be found in the Investors section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights

•	Revenues were $5.2 million, compared to $6.3 million in the second quarter of 2014.
•	Operating income was $1.7 million, or 33% of total revenues, compared to $1.6 million or 26% of total revenues in the second quarter of 2014.
•	Net income was $1.6 million, or $0.08 per share, compared with $1.5 million, or $0.08 per share in the second quarter of 2014.
•	New win and follow-on orders.
•	Cash flow from operating activities was $2.1 million.

Financial Six Months Highlights

•	Revenues were $10.9 million, down 9% from $12.0 million in the first six months of 2014.
•	Operating income was $3.3 million, or 30% of total revenues, compared to $2.8 million or 23% of total revenues in the first six months of 2014.
•	Net income was $2.5 million, or $0.13 per share, same as in the first six months of 2014.
•	Cash flow from operating activities in the first six months of 2015 was $3.8 million.

As of June 30, 2015 we had 355 employees, the same as of June 30, 2014.

Cash position was $17.1 million as of June 30, 2015, compared with $17.8 million as of June 30, 2014.

Monica Iancu, MIND CTI CEO, commented: “As previously announced and anticipated, the delays in wins in 2014 impact our 2015 revenues. We experience this impact now and we continue to see hesitance to commit to large projects of business transformation and very long sales cycles. We are pleased with our execution of ongoing projects, with our swift response to the drop in revenues, including the efficiency steps we implemented, the strong recurrent revenue stream and our success in finally closing one of the delayed deals that we mentioned previously. We hope to close additional new deals in the near term.”

Operating Margins and Net Income

The high operating margins, significantly higher than our target of 20%, are mainly the result of a decrease in expenses due to the devaluation of currencies against the U.S. dollar, a mix of revenues with lower third party expenses, significant changes in some provisions and some efficiency measures.

The decrease in research and development expenses is a result of all the above mentioned factors as well – change in provisions, exchange rates and increased efficiencies.

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As previously mentioned, fluctuation in exchange rates contributes to volatility in our revenues, our expenses and our net income.

Revenue Distribution for Q2 2015

Revenues in the Americas represented 59%, revenues in Europe represented 28% and revenues in the rest of the world represented 13% of our total revenues.

Revenues from customer care and billing software totaled $4 million, or 77% of total revenues, while revenues from enterprise call accounting software totaled $1.2 million, or 23% of total revenues.

Revenues from licenses were $0.9 million, or 18% of total revenues, while revenues from maintenance and additional services were $4.3 million, or 82% of total revenues.

One Win and Multiple Follow-on Orders

The win is with a U.S. mobile carrier that chose MIND to support their postpaid and advance pay wireless business. MIND will deploy its full solution and we expect that revenue will be recognized during the next four quarters.

In December 2013, we announced a multi-million dollar deal with an existing customer in East Europe, a carrier with close to 2 million subscribers that operates in all telecom fields – landline, wireless, broadband and TV. As we successfully move forward with the phased implementation, the customer extended the project scope as they are deploying an LTE platform. We already replaced some platforms they used and will continue with this successful implementation until the upgraded MIND solution is used as a full real-time convergent platform. We expected to recognize revenues from this project during eight to ten quarters, but we now expect this project’s revenues to be spread till Q4 of 2016.

Other follow-on orders include agreements with existing U.S. customers to support enhancements related mainly to deployment of LTE and Wi-Fi services.

Active Pursuit of Acquisitions

As we previously announced, given our strong cash position and our experienced organization, we believe that we are well positioned and have the required resources to respond to market needs and at the same time focus on targeting potential acquisitions that could benefit the company growth similar to the strategic acquisition in 2005 that strengthened our presence in the U.S. and in the mobile market. Our active pursuit is focused on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology and geography and expected accretion to earnings within two to three quarters.

AGM Update

The company held its Annual General Meeting of Shareholders on May 26, 2015 and all the proposed resolutions were approved.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2015	*2014	2015	*2014
	U.S. dollars in thousands (except per share data)

Revenues	$5,194	$6,293	$10,898	$11,990
Cost of revenues	2,173	2,546	4,627	4,929
Gross profit	3,021	3,747	6,271	7,061
Research and development expenses	650	1,337	1,412	2,733
Selling and marketing expenses	364	259	605	586
General and administrative expenses	299	545	983	988
Operating income	1,708	1,606	3,271	2,754
Financial income (expenses) - net	155	(98)	(134)	172
Income before taxes on income	1,863	1,704	3,137	2,926
Taxes on income	277	254	646	476
Net income for the period	$1,586	$1,450	$2,491	$2,450

Earnings per share (basic and diluted)	$0.08	$0.08	$0.13	$0.13

Weighted average number of shares used in computation of earnings per share in thousands:

Basic	19,198	18,935	19,165	18,916
Diluted	19,273	18,959	19,275	18,940

* Certain comparative figures have been reclassified to conform to the current period presentation.

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2015	2014
	Unaudited	Audited
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,909	$8,100
Short-term bank deposits	1,526	4,551
Marketable securities	5,182	5,038
Accounts receivable, net:
Trade	2,432	2,595
Other	200	234
Prepaid expenses	254	384
Deferred cost of revenues	161	21
Deferred income taxes	175	175
Inventories	10	10
Total current assets	18,849	21,108

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	1,513	1,574
Severance pay fund	1,677	1,597
Deferred income taxes	20	20
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	640	618
GOODWILL	5,430	5,430
Total assets	$28,129	$30,347

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$177	$138
Other	2,075	2,306
Deferred revenues	4,378	3,671
Total current liabilities	6,630	6,115

LONG TERM LIABILITIES :
Deferred revenues	406	134
Employee rights upon retirement	1,803	1,687
Total liabilities	8,839	7,936

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,776	25,724
Accumulated other comprehensive loss	(123)	(63)
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(877)
Accumulated deficit	(3,831)	(564)
Less - Treasury shares	(1,709)	(1,863)
Total shareholders’ equity	19,290	22,411
Total liabilities and shareholders’ equity	$28,129	$30,347

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2015	2014	2015	2014
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,586	$1,450	$2,491	$2,450
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48	53	97	117
Realized loss (gain) on sale of marketable securities available-for-sale	-	21	-	(10)
Deferred income taxes, net	-	-	-	133
Accrued severance pay	46	14	64	-
Unrealized loss (gain) on marketable securities, net	59	13	100	(10)
Employees share-based compensation expenses	26	16	52	36
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	114	359	163	167
Other	7	(77)	34	(34)
Decrease (increase) in prepaid expenses and deferred cost of revenues	197	(177)	(10)	(152)
Increase (decrease) in accounts payable and accruals:
Trade	(664)	(47)	39	(362)
Other	233	254	(231)	945
Increase (decrease) in deferred revenues	475	(490)	979	(859)
Net cash provided by operating activities	2,127	1,389	3,778	2,421

Cash flows from investing activities:
Purchase of property and equipment	(93)	(34)	(119)	(83)
Proceeds from sale of marketable securities available-for-sale	-	-	-	522
Severance pay funds	(35)	(11)	(28)	30
Investment in marketable securities	(236)	(939)	(243)	(1,073)
Investment in marketable securities - available for sale	-	(500)	-	(1,013)
Proceeds from (investment in) short-term bank deposits	(1)	2,822	3,025	7,251
Net cash provided by (used in) investing activities	(365)	1,338	2,635	5,634
Cash flows from financing activities:
Employee stock options exercised and paid	-	-	154	77
Dividend paid	-	(1,182)	(5,758)	(4,544)
Net cash used in financing activities	-	(1,182)	(5,604)	(4,467)

Translation adjustments on Cash and Cash equivalents	-	30	-	31
Increase in cash and cash equivalents	1,762	1,575	809	3,619
Balance of cash and cash equivalents at beginning of period	7,147	10,256	8,100	8,212
Balance of cash and cash equivalents at end of period	$8,909	$11,831	$8,909	$11,831

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